March 14, 2017

VIA FACSIMILE AND EDGAR

U.S. Securities and Exchange Commission
Division of Corporate Finance
Washington, DC 20549

Re:
INNOVUS PHARMACEUTICALS, INC.

Registration Statement on Form S-1 (Registration No. 333-215851) -

Concurrence in Acceleration Request

Ladies and Gentlemen:

H.C. Wainwright & Co., LLC (“Wainwright”), as placement agent for the referenced offering, hereby concurs in the request by Innovus Pharmaceuticals, Inc. that the effective date of the above-referenced registration statement be accelerated to 5:00 P.M. (Eastern Time), or as soon as practicable thereafter, on March 15, 2017, pursuant to Rule 461 under the Securities Act. Wainwright affirms that it is aware of its obligations under the Securities Act in connection with this offering.

Very truly yours, H.C. WAINWRIGHT & CO., LLC By: /s/ Mark W. Viklund Name: Mark W. Viklund Title: Chief Executive Officer

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